Exhibit 99.1

Neta Eshed General Counsel Metalink Ltd. Tel: 972-77-4495900 Fax: 972-77-4495901 Neta@MTLK.com

METALINK ANNOUNCES 2011 ANNUAL GENERAL MEETING

GEALYA, ISRAEL, December 12, 2011 - Metalink Ltd. (OTCQB: MTLK), announced on December 9, 2011, that its 2011 Annual General Meeting of Shareholders will be held on Monday, January 16, 2012, at 2:00 p.m. (Israel time), at the law offices of Goldfarb Seligman & Co., Electra Tower, 98 Yigal Alon Street, Tel Aviv, Israel. The record date for the meeting is the close of business on December 12, 2011.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Messrs. Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors and to elect Mr. Hudi Zack as a director;

2.	To elect Mr. Yehuda Haiman as an external director;

3.	To approve terms of termination of, and consulting services to be provided by, Tzvi Shukhman, the Company’s Chief Executive Officer;

4.	To approve terms of consulting services to be provided by Mr. Hudi Zack;

5.
To reappoint Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, to serve as the Company’s auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so;

6.	To approve amendments to Article 70 of the Company’s Articles of Association in order to incorporate recent changes in Israeli law relating to indemnification and insurance of directors and officers;

7.	Subject to approval of Proposal 6, to approve an amendment to the form of indemnity letters issued by the Company in favor of directors and officers; and

8.	To review and consider the audited financial statements of the Company for the year ended December 31, 2010.

Items 1-5 require the approval of a simple majority of the ordinary shares represented at the meeting. Items 6 and 7 (solely with respect to Messrs. Shukhman, Rozenberg and Shenhar) require the approval of a simple majority of the shares voted on the matter; provided that (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in the matter (as defined in the Companies Law), or (ii) the total number of shares voted against the resolution by such unaffiliated shareholders does not exceed 2% of the Company’s outstanding shares.  Item 8 does not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, or by directing such request to the Company's Investor Relations above.

ABOUT METALINK

Metalink shares are quoted on OTCQB under the symbol “MTLK”. For more information, please see our public filings at the SEC's website at www.sec.gov.